EXHIBIT 1.A.(13)(ff)

Pruco Life Insurance Company of New Jersey


Insured                                     Rider for Policy No.

            John Doe                                 XX XXX XXX
________________________________________    ___________________________________

WAR RISK EXCLUSION

CONDITIONS OF EXCLUSION.--We will pay the limited payment we describe below, and not what we would otherwise pay. if the Insured's death results from any one or more of the following causes: (1) war; (2) any act of war; or (3) the special hazards due to service in the armed forces of any country(ies).

But this Exclusion will not apply unless all these conditions exist: (1) The cause of death occurs while the Insured is in the armed forces of any country(ies) at war. (2) The cause of death occurs while the Insured is outside the Home Areas. (3) The death occurs (a) outside the Home Areas, or (b) within six months after the Insured's return to the Home Areas while in such forces or within six months after the end of service in such forces, whichever is earlier. As used here, the word war means declared or undeclared war and includes resistance to armed aggression. The phrase Home Areas means the fifty states of the United States of America, the District of Columbia, The Commonwealth of Puerto Rico, the Virgin Islands of the United States, or Canada.

LIMITED PAYMENT.--The limited payment will be (1) the sum of the premiums that became due and were paid for the insurance on the Insured's life, minus (2) any contract debt. But if the reserve for the insurance on the Insured's life, when computed as we state under Reserves, is more than the amount we determine in
(1), we will use that reserve in place of that amount. Also, the limited payment will never be more than what we would have paid if this Exclusion were not in the contract.

The limited payment will be payable to the beneficiary for insurance otherwise payable upon the Insured's death.

REDUCED PAID-UP, EXTENDED AND OTHER INSURANCE ON THE INSURED'S LIFE.--This Exclusion also applies to any reduced paid-up or extended insurance that might be in force under the Contract Value Options, if any. We will put the Exclusion in any contract on the Insured's life to which you change, or for which you exchange, this contract or any of its benefits.

PAID-UP INSURANCE ON OTHER PERSONS.--This contract might include insurance on the life of someone other than the Insured. And it might have a provision that makes that insurance paid-up if the Insured dies. This Exclusion will not affect any such provision.

EFFECT OF UNCONTESTABILITY.--In any case where this Exclusion applies, the Incontestability provision of this contract will not be deemed to make us pay more than as we state under Limited Payment.

RESERVES.--We might have to compute a reserve to find the limited payment. If so, we will use the same table and rate(s) that we use to compute net values for the insurance on the Insured's life, as we describe under Basis of Computation in this contract.


                            RIDER ATTACHED TO AND MADE A PART OF THIS CONTRACT ON THE CONTRACT DATE

                            Pruco Life Insurance Company of New Jersey,

                            By /s/ SPECIMEN
                               --------------------
                                    Secretary


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PLY 28--82                                                     Printed in U.S.A.
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